Filed Pursuant to Rule 424(b)(7)
Registration No. 333-277340

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 26, 2024)

TPG Inc.

15,526,915 Shares of Class A Common Stock

The selling stockholders identified in this prospectus supplement are offering 15,526,915 shares of Class A common stock, par value $0.001 per share (the “Class A common stock”), of TPG Inc. (the “Company”).

The Company’s Class A common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “TPG.” On February 23, 2024, the last sale price of the Class A common stock as reported on NASDAQ was $42.82 per share.

The Company is not selling any shares of Class A common stock under this prospectus supplement and will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters have agreed to purchase the Class A common stock from the selling stockholders at a price of $41.64 per share, which will result in $646,540,741 of proceeds to the selling stockholders before expenses. The underwriters may offer the shares of Class A common stock from time to time for sale in one or more transactions on NASDAQ, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting” for additional information.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-16 and in the documents we have incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock on February 29, 2024.

J.P. Morgan	Morgan Stanley

The date of this prospectus supplement is February 26, 2024.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and supplements information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference” in this prospectus supplement.

None of the Company, any selling stockholder or any underwriter has authorized anyone to provide you with any information or to make any representations about anything not contained or incorporated by reference in this prospectus supplement, any accompanying prospectus or in any free writing prospectus filed by us with the SEC. We do not take any responsibility for, and can provide no assurance as to the reliability of, any other information or representations that others may give you.

None of the Company, any selling stockholder or any underwriter is making an offer to sell or soliciting offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we may provide you in connection with this offering or other offering material filed by us with the SEC is accurate only as of the date of those documents or such information, regardless of the time of delivery of the documents or information or the time of any sale of the securities. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: neither we nor any selling stockholders have done anything that would permit this offering or possession or distribution of this prospectus supplement, the accompanying prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement, the accompanying prospectus and any such free writing prospectus outside of the United States.

S-ii

TERMS USED IN THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement, unless the context otherwise requires, references to:

•

“Acquisition” refers to our acquisition of Angelo Gordon pursuant to that certain Transaction Agreement, as amended, dated May 14, 2023, by and among TPG and certain of its affiliates and Angelo Gordon and certain of their affiliated entities, pursuant to which TOG II acquired all of the outstanding limited partnership interests and limited liability company interests, as applicable, in Angelo Gordon.

•

“Angelo Gordon” refers, collectively, to Angelo, Gordon & Co., L.P., a Delaware limited partnership, AG Funds L.P., a Delaware limited partnership, AG Partners, L.P., a Delaware limited partnership, AG Partner Investments, L.P., a Delaware limited partnership, and AG GP, LLC, a Delaware limited liability company. Following the closing of the Acquisition, we refer to Angelo Gordon as “TPG Angelo Gordon.”

•

“Class A Free Float” refers to the shares of Class A common stock issued and outstanding as adjusted to include only those shares that the Company determines are free float, consistent with the index policy, methodology, or guidance, whether written or oral, of the FTSE Russell and any related or successor entities.

•	“Class A common stock” refers to shares of our Class A common stock, par value $0.001 per share, which entitles the holder to one vote per share.

•	“Class B common stock” refers to our Class B common stock, par value $0.001 per share, which entitles the holders to ten votes per share until the Sunset but carries no economic rights.

•	“common stock” refers, collectively, to our Class A common stock, nonvoting Class A common stock and Class B common stock.

•	“Common Unit” refers to a common unit in the TPG Operating Group.

•	“Control Group” refers to David Bonderman, James G. (“Jim”) Coulter and Jon Winkelried.

•	“DGCL” refers to the Delaware General Corporation Law.

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•

“Exchange Agreement” refers to that certain amended and restated exchange agreement, dated as of November 1, 2023, by and among the Company, TPG Operating Group I, L.P., TPG Operating Group, TPG Operating Group III, L.P., TPG OpCo Holdings, L.P., Alabama Investments (Parallel) LP, Alabama Investments (Parallel) Founder A, LP, Alabama Investments (Parallel) Founder G, LP and API Representative, LLC.

•

“Excluded Assets” refers to the assets and economic entitlements transferred to RemainCo listed in Schedule A to the master contribution agreement entered into in connection with the Reorganization, which primarily include (i) minority interests in certain sponsors unaffiliated with TPG, (ii) the right to certain performance allocations in TPG funds, (iii) certain co-invest interests and (iv) cash.

•	“Executive Committee” refers to the Executive Committee of our board of directors.

•	“FINRA” refers to the Financial Industry Regulatory Authority.

•	“Founders” refers to David Bonderman and James G. (“Jim”) Coulter.

•	“GAAP” refers to U.S. generally accepted accounting principles.

•	“GP LLC” refers to TPG GP A, LLC, the owner of the general partner of TPG Group Holdings.

•	“GP LLC LLCA” refers to the amended and restated limited liability company operating agreement of GP LLC, dated as of November 1, 2023.

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•	“IPO” refers to our initial public offering of our Class A common stock that was completed on January 18, 2022.

•	“Investor Rights Agreement” refers to that certain amended and restated investor rights agreement, dated as of November 1, 2023, by and among TPG, GP LLC and each of the other persons party thereto.

•	“NASDAQ” refers to the NASDAQ Global Select Market.

•

“nonvoting Class A common stock” refers to our nonvoting Class A common stock, which has no voting rights and is convertible into shares of Class A common stock upon transfer to a third party as and when permitted by the Investor Rights Agreement.

•	“Preferred Stock” refers to our preferred stock, par value $0.001 per share.

•

“RemainCo” refers to, collectively, Tarrant Remain Co I, L.P., a Delaware limited partnership, Tarrant Remain Co II, L.P., a Delaware limited partnership, and Tarrant Remain Co III, L.P., a Delaware limited partnership, which owns the Excluded Assets, and Tarrant Remain Co GP, LLC, a Delaware limited liability company serving as their general partner.

•	“Reorganization” refers to the series of actions on January 12, 2022 as part of a corporate reorganization in conjunction with the IPO.

•	“SEC” refers to the U.S. Securities and Exchange Commission.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•

“Sunset” refers to the event that will occur on the date that a majority of the independent directors are elected at the first annual meeting of stockholders (or pursuant to a consent of stockholders in lieu thereof) after the earlier of (i) the earliest date specified in a notice delivered to the Company by GP LLC and its members pursuant to that certain GP LLC limited liability company agreement promptly following the earliest of: (a) the date that is three months after the date that neither Founder continues to be a member of GP LLC, (b) a vote of GP LLC to trigger the Sunset and (c) upon 60-days advance notice, the date determined by either Founder who is then a member of the Control Group to trigger the Sunset, if, following a period of at least 60 days, the requisite parties are unable to agree on the renewal of Mr. Jon Winkelried’s employment agreement or the selection of a new CEO in the event that Mr. Winkelried ceases to serve as our CEO, and (ii) the first day of the quarter immediately following the fifth anniversary of the IPO.

•	“TOG II” refers to TPG Operating Group II, L.P., a Delaware limited partnership.

•	“TPG,” “the Company,” “we,” “our” and “us,” or like terms, refer to TPG Inc. and its consolidated subsidiaries taken as a whole.

•	“TPG Group Holdings” refers to TPG Group Holdings (SBS), L.P., a Delaware limited partnership.

•

“TPG Operating Group” refers (i) for periods prior to giving effect to the Reorganization, to the TPG Operating Group partnerships and their respective consolidated subsidiaries; (ii) for periods beginning after giving effect to the Reorganization through November 1, 2023, (A) to the TPG Operating Group partnerships and their respective consolidated subsidiaries and (B) not to RemainCo and (iii) for periods after November 1, 2023, to TOG II and its respective consolidated subsidiaries, including TOG I and TOG III.

•	“TPG Operating Group partnerships” refers to TOG I, formerly named TPG Holdings I, L.P., TOG II, formerly named TPG Holdings II, L.P., and TOG III, formerly named TPG Holdings III, L.P.

•

“TPG Operating Group Limited Partnership Agreement” refers to the seventh amended and restated limited partnership agreement of the TPG Operating Group, dated as of November 1, 2023, by and among TPG Holdings II-A, LLC and the limited partners of the TPG Operating Group.

S-iv

•

“TPG Partner Holdings” refers to TPG Partner Holdings, L.P., a Delaware limited partnership, which is a TPG Partner Vehicle that indirectly owns substantially all of the economic interests of TPG Group Holdings.

•	“TPG Partner Units” refers to a partnership unit in TPG Partner Holdings.

•

“TPG Partner Vehicles” refers to, collectively, the vehicles through which the Founders and current and former TPG partners (including such persons’ related entities and estate planning vehicles) hold their equity in the TPG Operating Group, including TPG Group Holdings and TPG Partner Holdings.

S-v

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access our reports, proxy statements and other information regarding us.

We are incorporating by reference into this prospectus supplement certain information that we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The documents incorporated by reference are considered part of this prospectus supplement. This prospectus supplement incorporates by reference the following (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 23, 2024 (our “Annual Report”);

•

our Definitive Proxy Statement on Schedule  14A, filed with the SEC on April 25, 2023 (but only to the extent incorporated by reference in Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022);

•	our Current Reports on Form 8-K, filed with the SEC on November 2, 2023 and February 26, 2024; and

•	the description of our securities contained in Exhibit 4.1 to our Annual Report, and any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You can obtain any of the filings incorporated by reference into this prospectus supplement through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus supplement. You should direct requests for those documents to:

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

Attention: Investor Relations Department

Telephone: 817-871-4044

investorrelations@tpg.com

We maintain an internet site at https://www.tpg.com. Our SEC filings are also available free of charge at our website. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus supplement or the registration statement of which it forms a part.

S-vi

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement or in our other documents that are incorporated by reference herein, that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, estimated operational metrics, business strategy and plans and objectives of management for future operations, including, among other things, statements regarding the expected growth, future capital expenditures, fund performance, dividends and dividend policy and debt service obligations.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the inability to recognize the anticipated benefits of the acquisition of Angelo Gordon; purchase price adjustments; unexpected costs related to the integration of the Angelo Gordon business and operations; our ability to manage growth and execute our business plan; and regional, national or global political, economic, business, competitive, market and regulatory conditions, including, but not limited to, those described in our Annual Report.

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are incorporated by reference herein. Any forward-looking statement made by us in this prospectus supplement speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

S-vii

SUMMARY

This summary highlights information appearing elsewhere or incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus supplement, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes thereto and the documents incorporated by reference herein, before making an investment decision.

Overview

We are a leading global alternative asset manager with $222 billion in assets under management (“AUM”) as of December 31, 2023. We have built our firm through more than 30 years of successful innovation and growth, and believe that we have delivered attractive risk-adjusted returns to our clients. We believe that we have established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy. We believe that we have a distinctive business approach and a diversified, innovative array of investment platforms that position us well to continue generating highly profitable, sustainable growth.

We have constructed a high-quality base of assets under management with strong historical growth. From December 31, 2016 to December 31, 2023, our assets under management have grown 270% from $60 billion to $222 billion. The following table presents AUM over the last eight years:

Our ability to organically incubate, launch and scale new platforms and products, combined with our principled focus on strategic, inorganic opportunities has led to consistent historical growth in our assets under management, all on a scaled infrastructure that gives our business a high degree of operating leverage. Our differentiated operating model unites our investment products and global footprint around a cohesive commercial framework. As of December 31, 2023, we employed approximately 1,850 people, including more than 650 investment and operations professionals, in offices across 16 countries, providing us with a substantial global footprint and network. Our compensation structure and team-oriented culture inspires collaboration, supports our shared investment themes approach to sourcing and executing deals, and leads to attractive returns for our investors. Through multiple decades of experience, we have developed an ecosystem of insight, engagement and collaboration across our platforms and products, which currently include more than 300 active portfolio companies, over 300 real estate properties and over 5,000 credit positions across more than 30 countries. Recently, we have also pursued highly strategic inorganic growth, notably our acquisition on November 1, 2023 of Angelo Gordon, an alternative investment firm focused on credit and real estate investing.

Today, our firm consists of six multi-strategy investment platforms: (1) Capital, (2) Growth, (3) Impact, (4) TPG Angelo Gordon, (5) Real Estate and (6) Market Solutions.

Note: AUM as of December 31, 2023.

Our Distinctive Business Approach

We believe that we are distinctive in the way in which we organize our business and make investment decisions. Our business is set apart by our collaborative investment approach, our substantial centralized resources, our partnership engagement model and our entrepreneurial culture.

Deep Industry Focus with Shared Investment Themes

Our platform-based investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firm-wide knowledge. Our professionals pursue compelling thematic investment opportunities, unencumbered by specific capital requirements or transaction structures, as evidenced by our partners’ frequent collaboration across platforms and products. Our teams identify outstanding investment opportunities regardless of the platform in which they may ultimately fit, resulting in a broad and efficient firm-wide, sector-enabled sourcing funnel. As a result of this approach, as of December 31, 2023, approximately 60% of TPG’s partners have led investments across more than one platform.

Value-Added Operating Approach

TPG was one of the first private equity firms to establish an in-house operations group (“TPG Ops”) in 1995. We believe that our operations team continues to be a core differentiator in our ability to drive strong growth in our portfolio companies and the resulting strong performance in our funds. As of December 31, 2023, TPG Ops consists of 54 operations professionals who have substantial specialized sector knowledge and functional experience. Unlike many of our peers, who outsource operational work to consulting firms, the vast majority of our value-added operating activities are executed by TPG Ops members, most of whom are full-time employees of our firm. TPG Ops professionals are fully integrated into our deal teams and incentivized in portfolio company performance, with an opportunity to share in the same investment-specific performance fees as our investment professionals.

Rich Global, Collaborative Ecosystem with a Robust Base of Centralized Resources

We were early movers in establishing dedicated functional teams to support our global investing efforts. We have deployed our client and capital formation, capital markets, human resources, communications, firm infrastructure and services, legal, compliance and environmental, social and corporate governance (“ESG”) teams across our firm to drive value in each of our platforms, from fundraising to portfolio company realizations. For example, our client and capital formation team has raised nearly $81 billion in commitments since 2019, and our Capital Markets team has driven realizations and managed capital structures across a portfolio that has priced more than 65 initial public offerings and raised nearly $250 billion in debt from January 1, 2014 to December 31, 2023, demonstrating the tangible strength of our shared resources.

Deep, Committed Relationships with a Diversified and Growing Client Base

We are backed by the most sophisticated global asset allocators, including approximately 1,100 institutional clients, with whom we have direct relationships. Our client base is highly diversified, with committed capital sourced from pensions, sovereign wealth funds, funds of funds, private wealth channels, insurance companies and endowments, among others. We have cultivated deep, longstanding relationships, as evidenced by the more than 18-year weighted average tenure of our largest 100 clients since their first commitment to one of our funds. Of our clients who have commitments in active TPG funds raised over the last 10 years (excluding public market investing vehicles), approximately 70% are invested in active funds across three or more of our products and approximately 75% are invested in active funds across two or more of our platforms.

We also believe we have significant runway to expand our client base with our acquisition of Angelo Gordon, where we have less than 10% overlap between our respective clients. Notably, TPG and TPG Angelo Gordon have only 19% overlap amongst our Sovereign Wealth Fund clients and 23% overlap amongst our Pension Fund clients, representing an important cross sell opportunity across investment platforms. Our committed capital is long-term in nature. As of December 31, 2023, 64% of our AUM is in funds with 10+ year lifespans at inception, 21% of our AUM from funds with 5 to 9 years of lifespan at inception, and 5% in perpetual funds.

Innovative Product Development and Growth Model

Our focus on key growth sectors and our successful track record have given our teams the differentiated level of expertise and credibility required to identify opportunities for new product development, and our entrepreneurial culture has encouraged our teams to execute on the opportunities that they identify. Since 2018, we have raised more than $30 billion for over 10 new products. Notable examples of innovative new product launches in recent years include:

•	2019: TPG Healthcare Partners or “THP” ($3 billion): Dedicated fund investing in all areas of healthcare, primarily in partnership with other TPG funds

•	2020: Essential Housing ($642 million): Dedicated fund established to provide homebuilders with off-balance-sheet financing for short-duration close-to-production land inventory

•	2021:

•	TPG Rise Climate ($7 billion): Dedicated impact fund focused on investing in and scaling commercially viable companies that are developing innovative climate solutions

•	TPG Thematic Advantage Core-Plus or “TAC+” ($2 billion): Strategy established to pursue investments in strategic real estate assets in the United States

•	AG Asset Based Credit Fund or “ABC” ($1 billion): Dedicated fund focused on asset-based private credit investments across a broad array of specialty lending markets

•	2022: TPG GP Solutions or “TGS” ($749 million closed as of December 31, 2023): Dedicated fund focused on GP-led secondaries of private equity assets primarily based in North America and Europe

•	2023:

•	TPG NEXT ($510 million closed as of December 31, 2023): Dedicated fund established to invest in underrepresented alternative asset managers

•

TPG Real Estate Credit Opportunities Fund or “TRECO” ($645 million closed as of December 31, 2023, including co-investment vehicles): Dedicated strategy established to invest primarily in dislocated real estate credit opportunities in the United States

Experienced Team and Commitment to Good Governance

We believe that our people and differentiated culture are fundamental drivers of our success. Since our firm’s inception, we have focused on recruiting, developing and retaining exceptional talent. As of December 31, 2023, we have approximately 1,850 full-time employees, including over 650 investment and operations professionals, over 970 non-investment and fundraising professionals, and more than 200 support staff, located in offices across Asia-Pacific, Europe, the Middle East and North America. We have a global footprint made up of individuals from diverse backgrounds across investing, operations, management and leadership roles, and we believe that our unique culture puts our team members and our firm in the position to succeed.

Consistent with our institutional commitment to good governance, we have established a clear and definite path for both founder succession and long-term governance of our company by an independent board of directors. This plan will ensure both an increasing role in the governance and long-term strategic development of our company by our next generation of leaders, who are generally internally developed, and an orderly transition to permanent governance by a board elected by our company’s stockholders. For additional information, see “Corporate Governance—Corporate Governance Overview” in our Proxy Statement.

Platforms

We have developed our six investment platforms, (1) Capital, (2) Growth, (3) Impact, (4) TPG Angelo Gordon, (5) Real Estate and (6) Market Solutions, over time as we have identified areas where our track record and thematic depth provide unique opportunities to create differentiated solutions to address market needs.

Each of our six investment platforms is comprised of a number of products that are complementary to each other and provide our clients with differentiated avenues for capital deployment. Most of our products have raised multiple generations of funds, which we believe highlights the value our clients see in these products.

Platform: Capital

Our Capital platform is focused on large-scale, control-oriented private equity investments and was the first business formed within TPG at our 1992 founding. Our Capital platform funds are organized in four primary products: (1) TPG Capital, (2) TPG Asia, (3) TPG Healthcare Partners and (4) Continuation Vehicles.

The following table presents certain data about our Capital platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$ 71	$39	10	$17	130

Platform: Growth

TPG Growth is our dedicated growth equity and middle market investing platform. Our Growth platform provides us with a flexible mandate to capitalize on investment opportunities that are earlier in their life cycle, are smaller in size and/or have different profiles than would be considered for our Capital platform. Our Growth funds are organized in four primary products: (1) TPG Growth, (2) TPG Tech Adjacencies, (3) TPG Digital Media and (4) TPG Life Sciences Innovation.

The following table presents certain data about our Growth platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$ 27	$12	10	$5	47

Platform: Impact

We have a fundamental belief that private enterprise can contribute significantly to addressing societal challenges globally, delivering profit and positive impact in tandem. Our multi-fund Impact platform pursues both competitive financial returns and measurable societal benefits at scale. Our Impact funds are organized in four primary products: (1) The Rise Fund, (2) TPG Rise Climate, (3) Evercare and (4) TPG NEXT.

The following table presents certain data about our Impact platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$ 19	$14	6	$5	60

Platform: TPG Angelo Gordon

TPG AG Credit

TPG Angelo Gordon’s alternative credit products (collectively referred to as “TPG AG Credit”) are: (1) TPG AG Credit Solutions, (2) TPG AG Structured Credit & Specialty Finance, (3) TPG AG Middle Market Direct Lending, (4) TPG AG Collateralized Loan Obligations (“CLOs”) and (5) TPG AG Multi-Strategy. TPG AG Credit’s capabilities span private and tradeable credit across corporate and asset-backed markets. TPG AG Credit Solutions focuses on providing bespoke, partnership oriented financing solutions across both public and private markets, primarily in North America and Europe. TPG AG Structured Credit & Specialty Finance focuses on major non-corporate credit sectors, including consumer, residential and commercial real estate, and specialty lending markets. TPG AG Middle Market Direct Lending, Twin Brook Capital Partners, focuses on sourcing, underwriting and actively managing a diversified portfolio of middle market, floating rate, senior secured loans, including revolvers, first lien debt and, opportunistically, second lien debt. TPG AG Multi-Strategy invests across the breadth of TPG AG Credit, with a geographic focus in the United States and Western Europe.

The following table presents certain data about our TPG AG Credit platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$ 60	$40	73	$7	141

TPG AG Real Estate

TPG Angelo Gordon’s real estate products (collectively referred to as “TPG AG Real Estate”) are (1) TPG AG U.S. Real Estate, (2) TPG AG Asia Real Estate, (3) TPG AG Europe Real Estate and (4) TPG AG Net Lease. TPG AG Real Estate products in the United States, Asia and Europe primarily focus on the acquisition of equity interests of underperforming and undervalued assets, where we partner with our global network of approximately 200 operating partners to source and employ our opportunistic and value-add strategies. TPG AG Net Lease primarily invests in single tenant commercial real estate acquired in simultaneous sale-leaseback transactions.

The following table presents certain data about our TPG AG Real Estate platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$18	$14	26	$7	85

Platform: Real Estate

We established our TPG real estate investing practice in 2009 to pursue real estate investments systematically and build the capabilities to do so at significant scale. We invest in real estate through three primary products: (1) TPG Real Estate Partners, (2) TPG Real Estate Thematic Advantage Core-Plus, (3) TPG RE Finance Trust, Inc. and (4) TPG Real Estate Credit Opportunities.

The following table presents certain data about our Real Estate platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$ 18	$11	4	$8	53

Platform: Market Solutions

Our Market Solutions platform leverages the broader TPG ecosystem to create differentiated products in order to address specific market opportunities. These products include: (1) Public Market Investing, (2) Capital Markets and (3) Private Markets Solutions.

The following table presents certain data about our Market Solutions platform as of December 31, 2023 (dollars in billions).

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$ 9	$6	10	$2	46

Growth Strategy

We intend to continue to drive value for our stockholders by pursuing a multi-dimensional growth strategy predicated on excellent investing which generates attractive returns for our clients. We expect to expand our existing platforms through (i) driving continued organic growth and scaling of our products and strategies among our current clients and our growing base of new clients around the world; (ii) developing new products and strategies for our clients within our current platforms; and (iii) expanding the channels through which our products and strategies are distributed, such as private wealth and insurance. In addition, we will continue to identify what we believe are attractive opportunities to launch new platforms and investment solutions in asset classes that are natural extensions of, or adjacent to, our existing platforms, products and strategies. We also intend to continue to selectively pursue inorganic growth opportunities that we believe can enhance growth and drive profitability. From our current scale, our investment in our shared resources, and the multiple growth vectors embedded in our diversified platforms, we believe that we will continue to grow our assets under management and drive further operating leverage across the firm.

Deploy Currently Committed Capital and Accelerate Embedded Operating Leverage

We have significant embedded growth in our platforms due to our $51 billion of capital that is committed but not deployed, which accounts for 38% of our fee earning assets under management, and our $24 billion of assets under management that is subject to fee earnings growth as of December 31, 2023. As our platforms grow, our firm benefits from economies of scale as we realize operating leverage from a growing revenue profile that exceeds expense growth.

Generate Attractive Returns in Our Funds

Delivering consistent, attractive returns is core to our strategy and has been fundamental to our ability to scale our business over time. Since inception, our strong historical performance across investment products has generated significant value for our clients, which has resulted in our ability to consistently raise capital for both existing and new investment products. We believe that our deep sector expertise and the ecosystems in which we invest, the careful yet innovative investment in assets that we pursue with a partnership mindset, will continue to drive strong performance in our funds. We believe we can leverage the strong investment performance of the funds we manage to drive continued organic growth and scaling of our products and strategies among our current clients and our growing base of new clients around the world.

Grow and Extend Existing Platforms

We have built a scaled, global and diversified investing franchise by consistently growing our existing platforms. The current generation of TPG Capital and THP funds in our Capital platform in aggregate is approximately 10% larger than their predecessor funds. We are well-positioned to continue to deliver superior investment performance across our funds and strengthen and expand our relationships with clients for our existing product platforms.

Our acquisition of Angelo Gordon provides us with additional avenues of growth for our existing platforms. With less than 10% overlap between our respective clients, we believe that there are significant opportunities to expand our existing platforms through the offering of complementary products.

Develop New Products

In addition to the vertical expansion of our existing products, we have organically incubated new strategies and platforms to expand into new product categories. For example, from our Capital platform we have launched new platforms and funds, including our Real Estate platform and TPG Healthcare Partners.

We believe that there continue to be a number of highly attractive product expansion opportunities, especially with TPG Angelo Gordon fully integrated, including sector-specific products, products in complementary asset classes or geographies, and products designed for specific distribution channels.

Expand our Distribution Channels

We believe that we have substantial opportunity to expand our capital base through highly complementary client relationships and channels. We are well-equipped to continue to target high growth distribution channels including retail and insurance, and possess dedicated specialized coverage in private wealth, insurance, consultants and family offices. We remain focused on delivering additional products that provide private wealth investors access to our strategies.

We believe we are well-positioned to benefit from significant secular growth trends in these channels. Our diversified investment capabilities and flexible investment structures are well-suited to capture future flows from these channels.

Deepen and Drive More Strategic Partnerships with our Clients Globally

We believe that we have built deep, strategic relationships with our clients, who have an average tenure with TPG of over 18 years. These partnerships are predicated on multi-faceted connectivity with our clients, in which TPG drives thought leadership, differentiated investment insights and customized solutions to meet our clients’ objectives. We believe that clients value this connectivity due to our innovative investment approach, continued diversification of our product offering and longstanding global reach. These partnerships enable our growth into new products and platforms, and we intend to continue to build deeper and incremental strategic partnerships with our clients as we continue to grow.

Selectively Pursue Strategic Partnerships and M&A

We believe we are well-positioned to continue to pursue select accretive inorganic growth opportunities which are complementary to our existing platform. Importantly, since the acquisition and integration of TPG Angelo Gordon, we have greater access to other areas of the alternative asset management industry.

Recruit, Retain and Develop World-Class Talent

Attracting, retaining and developing world-class talent is fundamental to our business and is a strategic priority for our leadership team. We utilize a highly disciplined recruiting strategy that is focused on identifying and attracting talented individuals from diverse backgrounds. As a result, 71% and 69% of global new hires that we recruited during each of the years ended December 31, 2023 and 2022, respectively, are racially or ethnically diverse, are gender diverse or identify as LGBTQ+. Our ability to retain our professionals and cultivate their success within our firm is evidenced by the more than 41% of our investment partners who joined the firm as junior professionals.

Recent Developments

Acquisition of Angelo Gordon

On November 1, 2023, we completed our acquisition of Angelo, Gordon & Co., L.P., AG Funds L.P. and AG Partners, L.P. (collectively, “Angelo Gordon”). On November 2, 2023 and February 26, 2024, we filed with the SEC Current Reports on Form 8-K, which are incorporated by reference into this prospectus, that include audited annual financial statements and unaudited interim financial statements for Angelo Gordon.

Common Units Exchange

On February 27, 2024, pursuant to the terms of the Exchange Agreement, we will issue 17,704,987 shares of our Class A common stock to holders of Common Units, including to certain of the selling stockholders, in exchange for their Common Units (the “Exchange”) and cancel 17,704,987 shares of Class B common stock for no additional consideration. The Class A common stock to be issued to such holders of Common Units were registered pursuant to the Company’s registration statement on Form S-3 filed on November 2, 2023. The Company will not receive any cash proceeds from the issuance of the shares in the Exchange.

Potential Unsecured Notes Offerings

Depending on market conditions, we may conduct one or more unsecured notes offerings to repay a portion of our outstanding indebtedness and for general corporate purposes.

The foregoing description and any other information regarding the potential unsecured notes offerings is included herein solely for informational purposes, and this prospectus supplement is not an offer to sell any unsecured notes. Any offer to sell unsecured notes as part of any potential unsecured notes offering will be made by a separate offering memorandum or prospectus. There can be no assurance that we will conduct or complete one or more unsecured notes offering.

Corporate Information

TPG Inc. is a Delaware corporation. Our principal executive offices are located at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, and our telephone number is (817) 871-4000. Our corporate website address is www.tpg.com. Our website and the information contained on, or that can be accessed through, this website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus supplement. You should not rely on any such information in making your investment decision.

Organizational Structure

The following diagram provides a simplified illustration of our organizational structure as of December 31, 2023. Certain entities depicted below may be held through intervening entities not shown in the diagram.

(1)

GP LLC is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. GP LLC owns the entities that serve as the general partners of the entities that hold 100% of the shares of Class B common stock outstanding.

(2)	Includes pre-IPO investors and certain Angelo Gordon partners.

THE OFFERING

Class A common stock offered by the selling stockholders	15,526,915 shares of Class A common stock.

Class A common stock to be outstanding after this offering:	92,467,384 shares of Class A common stock.

Nonvoting Class A common stock to be outstanding after this offering:	8,258,901 shares of nonvoting Class A common stock.

Class B common stock to be outstanding after this offering:	263,952,639 shares of Class B common stock.

Voting Rights	Our Class A common stock and Class B common stock vote together as one class on all matters (including the election of directors) submitted to a vote of stockholders, except as set forth in our restated certificate of incorporation (our “certificate of incorporation”) or required by applicable law. However, prior to the Sunset, shares of Class B common stock generally entitle their holder to ten votes per share, subject to adjustment in the event that the voting power of the Class A Free Float does not equal at least 5.1% of the aggregate voting power of all outstanding Class A common stock and Class B common stock voting together as of any record date for a vote of stockholders, and shares of Class A common stock generally entitle their holder to one vote per share. Consequently, the holders of our Class B common stock will generally control matters brought to stockholders for a vote, including the election of directors, prior to the Sunset. After the Sunset, shares of Class B common stock will generally entitle their holders to one vote per share.

Holders of shares of nonvoting Class A common stock have no voting rights in respect of such shares other than those voting rights required by law.

For more information see “Description of Capital Stock—Common Stock.”

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of Class A common stock in this offering. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. See “Use of Proceeds.”

Dividend Policy	Holders of shares of our Class A common stock and our nonvoting Class A common stock are entitled to receive dividends when and if declared by our Executive Committee or our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Stock. See “Dividend Policy” in our Annual Report incorporated by reference herein.

Risk Factors	You should carefully consider the information set forth herein under “Risk Factors” and the other information included or incorporated by reference in this prospectus supplement, including the “Risk Factors” in our Annual Report, before deciding whether to purchase shares of Class A common stock.

Listing:	Our Class A common stock is listed on NASDAQ under the symbol “TPG.”

We expect that delivery of the shares will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the third business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such shares more than two business days prior to the scheduled settlement date, by virtue of the fact that the shares initially settle in T+3, will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of such shares who wish to trade shares prior to such date should consult their advisors.

The number of shares of common stock to be outstanding after this offering is based on 92,467,384 shares of Class A common stock (including 17,704,987 shares of Class A common stock to be issued in connection with the Exchange), and except as otherwise indicated, the number of shares of our Class A common stock outstanding after this offering:

•	excludes 31,884,634 shares of our Class A common stock issuable under the TPG Inc. Omnibus Equity Incentive Plan (the “Omnibus Plan”);

•

excludes 8,258,901 shares of Class A common stock issuable upon the conversion of shares of nonvoting Class A common stock following transfer to a third party as and when permitted by the Investor Rights Agreement; and

•

excludes 263,952,639 shares of Class A common stock reserved for issuance upon exchange of Common Units (and cancellation of a corresponding number of shares of Class B common stock) that will be outstanding immediately after this offering.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED FINANCIAL AND OTHER DATA

The following tables set forth summary historical and pro forma consolidated financial and other data of TPG and its consolidated subsidiaries for the periods and as of the dates indicated. The summary historical consolidated financial and other data for the years ended December 31, 2023 and 2022 have been derived from TPG’s audited consolidated financial statements as of such dates and for such years and should be read in conjunction with management’s discussion and analysis of financial conditions and results of operations of TPG and TPG’s consolidated financial statements included in the Annual Report, which is incorporated by reference herein.

The summary pro forma condensed combined financial data for the year ended December 31, 2023 has been derived from the unaudited pro forma condensed combined financial information incorporated by reference herein and reflects our historical consolidated statement of operations data, as adjusted to give effect to the Acquisition as if it had occurred on January 1, 2023. The summary pro forma condensed combined financial information is being furnished solely for informational purposes and is not necessarily indicative of the combined financial position or results of operations that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. It does not reflect potential revenue synergies or cost savings expected to be realized from the Acquisition. No assurance can be given that cost savings or synergies will be realized at all. The adjustments contained in the unaudited pro forma condensed combined financial data are based on currently available information and assumptions that TPG believes are reasonable in order to reflect, on a pro forma basis, the effect of the Acquisition, the financing of the Acquisition and the change in compensation arrangements for Angelo Gordon subsequent to the closing of the Acquisition. The unaudited pro forma condensed combined financial information does not project TPG’s results of operations or financial position for any future period or date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Condensed Combined Financial Information and Other Data” in our Annual Report for additional information.

	TPG Inc.
	Pro Forma	Historical
	Year Ended December 31, 2023	Year Ended December 31, 2023	Year Ended December 31, 2022
Income Statement Data (in thousands)
Revenues
Fees and other	$2,017,575	$1,534,626	$1,246,635
Capital allocation-based income	1,027,568	855,285	756,252

Total Revenues	3,045,143	2,389,911	2,002,887
Expenses
Compensation and benefits:
Cash-based compensation and benefits	792,883	547,377	473,696
Equity-based compensation	935,867	654,922	627,714
Performance allocation compensation	727,893	591,676	416,556

Total compensation and benefits	2,456,643	1,793,975	1,517,966
General, administrative and other	723,642	482,574	368,915
Depreciation and amortization	126,288	47,673	32,990
Interest expense	67,809	38,528	21,612
Expenses of consolidated TPG Funds and Public SPACs
Other	1,053	1,053	3,316

Total expenses	3,375,435	2,363,803	1,944,799

	TPG Inc.
	Pro Forma	Historical
	Year Ended December 31, 2023	Year Ended December 31, 2023	Year Ended December 31, 2022
Investment income
Income (loss) from investments:
Net gains (losses) from investment activities	2,828	6,564	(110,131)
Interest, dividends and other	60,206	42,622	9,168
Investment income of consolidated TPG Funds and Public SPACs:
Unrealized gains on derivative liabilities of Public SPACs	667	667	12,382
Interest, dividends and other	7,692	7,692	6,741

Total investment income (loss)	71,393	57,545	(81,840)

(Loss) income before income taxes	(258,899)	83,653	(23,752)
Income tax expense	46,240	60,268	32,483

Net (loss) income	(305,139)	23,385	(56,235)

Less:
Net loss attributable to redeemable equity in Public SPACs prior to Reorganization and IPO	—	—	(517)
Net income attributable to other non-controlling interests prior to Reorganization and IPO	—	—	966
Net income attributable to TPG Group Holdings prior to Reorganization and IPO	—	—	5,256
Net income attributable to redeemable equity in Public SPACs	12,044	12,044	15,165
Net loss attributable to non-controlling interests in TPG Operating Group	(359,203)	(92,411)	(180,824)
Net income attributable to other non-controlling interests	23,662	23,662	11,293

Net income attributable to TPG Inc. subsequent to Reorganization and IPO	$18,358	$80,090	$92,426

Non-GAAP Financial Measures (in thousands)
Fee-related revenues	$1,746,500	$1,337,254	$1,086,007
Fee-related expenses	1,042,474	730,923	632,157
Total fee-related earnings	704,026	606,331	453,850
Distributable earnings	701,335	627,929	759,886
After-tax distributable earnings	650,709	585,306	700,263
Reconciliation to U.S. GAAP Measures
Net (loss) income	$(305,139)	$23,385	$(56,235)
Net income attributable to redeemable interests in Public SPACs	(12,044)	(12,044)	(14,648)
Net income attributable to other non-controlling interests	(8,630)	(23,662)	(11,293)
Amortization expense	97,268	26,968	14,153
Equity-based compensation	933,420	652,814	634,759
Unrealized performance allocations, net	(114,014)	(112,250)	117,924

	TPG Inc.
	Pro Forma	Historical
	Year Ended December 31, 2023	Year Ended December 31, 2023	Year Ended December 31, 2022
Unrealized investment (income) loss	(7,676)	(11,836)	48,796
Unrealized gain on derivatives	(59)	(59)	(1,119)
Income taxes	(3,669)	18,028	(26,454)
Acquisition success fees	63,824	20,000	—
Non-recurring items	7,428	3,962	(5,620)

After-tax Distributable Earnings	$650,709	$585,306	$700,263

Income taxes	50,626	42,623	59,623

Distributable Earnings	$701,335	$627,929	$759,886

Realized performance allocations, net	(119,352)	(74,027)	(282,383)
Realized investment loss (income) and other, net	95,278	47,241	(42,038)
Depreciation expense	15,471	6,589	4,590
Interest expense, net	11,294	(1,401)	13,795

Total Fee-Related Earnings	$704,026	$606,331	$453,850

		TPG Inc.
		Historical
		Year Ended December 31, 2023	Year Ended December 31, 2022
GAAP Revenue		$2,389,911	$2,002,887
Capital-allocation based income		(855,285)	(756,252)
Expense reimbursements		(185,554)	(166,090)
Investment (income) loss and other		(11,818)	5,462

Fee-Related Revenues		$1,337,254	$1,086,007

GAAP Expenses		$2,363,803	$1,944,799
Depreciation and amortization expense		(47,673)	(32,990)
Interest expense		(38,528)	(21,612)
Expenses related to consolidated TPG Funds and Public SPACs		(1,053)	(3,316)
Expense reimbursements		(185,554)	(166,090)
Performance allocation compensation		(591,676)	(416,556)
Equity-based compensation		(654,922)	(627,714)
Acquisition success fees		(20,000)	—
Non-core expenses and other		(93,474)	(44,364)

Fee-Related Expenses		$730,923	$632,157

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully review the risk factors and other cautionary statements described under the section entitled “Risk Factors” in our Annual Report which is incorporated by reference in this prospectus supplement, or any similar caption in the documents that we subsequently file with the SEC that are deemed to be incorporated by reference in this prospectus supplement, and in any free writing prospectus that we provide you in connection with the offering of Class A common stock pursuant to this prospectus supplement. The risks and uncertainties discussed in the documents referred to above, as well as other matters discussed in this prospectus supplement and in those documents, could materially and adversely affect our business, financial condition, liquidity and results of operations and the market price of the Class A common stock. Moreover, the risks and uncertainties discussed in the foregoing documents are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of the Class A common stock could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks to our business.

USE OF PROCEEDS

All shares of our Class A common stock sold in this offering will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We have agreed to pay certain expenses related to this offering.

SELLING STOCKHOLDERS

The following tables show information as of February 26, 2024 regarding the beneficial ownership of our Class A common stock, Class B common stock and total economic interest in the TPG Operating Group by:

•	the selling stockholders;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

Information is provided with respect to total voting percentages as of immediately before and immediately after this offering. See “Prospectus Summary—The Offering.”

Pursuant to our Exchange Agreement, each holder of Common Units is entitled to exchange their Common Units for cash from a substantially concurrent public offering or private sale (based on the closing price per share of the Class A common stock on the day before the pricing of such public offering or private sale (taking into account customary brokerage commissions or underwriting discounts actually incurred)) or, at our option, Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). On February 27, 2024, pursuant to the terms of the Exchange Agreement, we will issue 17,704,987 shares of our Class A common stock to holders of Common Units, including to certain of the selling stockholders who will sell such shares in this offering, in exchange for their Common Units and cancel 17,704,987 shares of Class B common stock for no additional consideration. The table below gives effect to the Exchange, but otherwise assumes no exchange of Common Units or nonvoting Class A common stock for Class A common stock following this offering. The number of shares of Class B common stock listed in the table below is equal to the number of Common Units beneficially owned by each person or entity named in the table below.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock, Class B common stock and economic interests in the TPG Operating Group shown as beneficially owned by them.

For further information regarding material transactions between us and the selling stockholders and related affiliates as of the date of this prospectus supplement, see “Note 14. Related Party Transactions” in our Annual Report, and “Corporate Governance” and “Certain Relationships and Related Party Transactions” in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2023, each of which are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

	Before the Offering					Class A Common Stock Sold in this Offering		After the Offering
	Class A Common Stock	Class B Common Stock(1)	Total Voting Power		Total Economic Interest in TPG Operating Group(1)		% of Individual’s Economic Interest in TPG Operating Group Sold in this Offering	Class A Common Stock Owned		Class B Common Stock Owned(1)		Total Voting Power		Total Economic Interest in TPG Operating Group(2)
Name of Beneficial Owner	Number	Number	%		%	Number		Number	%	Number	%	%		%
Named Executive Officers and Directors:(3)
David Bonderman(4)(5)(16)	1,571,865	263,952,639	93.5	%(19)	7.3%	1,533,898	5.8%	37,967	*	263,952,639	100%	93.5	%(19)	6.9%
James G. Coulter(4)(6)(16)	3,983,864	263,952,639	93.5	%(19)	10.7%	1,283,898	3.3%	2,699,966	2.9%	263,952,639	100%	93.5	%(19)	10.3%
Jon Winkelried(4)(7)	1,392,098	263,952,639	93.5	%(19)	5.1%	1,000,000	5.4%	392,098	*	263,952,639	100%	93.5	%(19)	4.8%
Jack Weingart(8)	1,126,575	—	*		1.4%	308,468	6.0%	818,107	*	—	—	*		1.3%
Todd Sisitsky(9)	1,225,724	—	*		3.3%	712,958	6.0%	512,766	*	—	—	*		3.1%
Anilu Vazquez-Ubarri	167,277	—	*		*	101,937	5.9%	65,340	*	—	—	*		*
Maya Chorengel	100,197	—	*		*	74,773	5.9%	25,424	*	—	—	*		*
Jonathan Coslet(10)	1,520,497	—	*		4.5%	1,000,000	6.0%	520,497	*	—	—	*		4.3%
Kelvin Davis(11)	1,674,819	—	*		3.6%	822,017	6.2%	852,802	*	—	—	*		3.4%
Nehal Raj(12)	1,231,287	—	*		1.3%	250,858	5.5%	980,429	1.1%	—	—	*		1.2%
Jeffrey Rhodes(13)	594,031	—	*		1.9%	408,675	6.0%	185,356	*	—	—	*		1.7%
Ganendran Sarvananthan(14)	1,539,735	—	*		*	172,705	5.9%	1,367,030	1.5%	—	—	*		*
David Trujillo	524,371	—	*		1.9%	397,510	5.7%	126,861	*	—	—	*		1.8%
Bradford Berenson	119,220	—	*		*	90,895	5.9%	28,325	*	—	—	*		*
Martin Davidson	42,989	—	*		*	39,317	5.9%	3,672	*	—	—	*		*
Joann Harris(15)	25,484	—	*		*	25,484	5.9%	—	*	—	—	*		*
All directors and executive officers as a group (19 persons)	16,885,407	263,952,639	93.5	%(19)	44.3%	8,223,811	5.1%	8,662,013	9.4%	263,952,639	100%	93.5	%(19)	42.0%
Other Stockholders:(3)
TPG GP A, LLC(1)(4)	16,949	263,952,639	93.5	%(19)	*	16,949	100%	—	*	263,952,639	100%	93.5	%(19)	*
TPG Group Holdings (SBS), L.P.(1)(4)	33,899	210,947,654	74.7	%(19)	*	33,899	100%	—	*	210,947,654	80.0%	74.7	%(19)	*
New TPG GP Advisors, Inc.(16)	16,949	—	*		*	16,949	100%	—	*	—	—	*		*
Roseworth Investments Limited(17)	1,711,374	—	*		*	687,961	33.3%	1,023,413	1.1%	—	—	*		*
Barn Vehicles(18)	1,701,649	—	*		1.3%	750,000	15.6%	951,649	1%	—	—	*		1.1%
Partner Group 1	905,593	—	*		*	770,000	14%	135,593	*	—	—	*		*
Partner Group 2	909,745	—	*		*	309,745	16%	600,000	*	—	—	*		*
Partner Group 3	905,395	—	*		*	330,145	12%	575,252	*	—	—	*		*
Partner Group 4	895,404	—	*		*	224,117	14%	671,287	*	—	—	*		*
Partner Group 5	925,997	—	*		*	369,112	13%	556,885	*	—	—	*		*
Partner Group 6	907,209	—	*		*	455,094	13%	452,115	*	—	—	*		*
Partner Group 7	903,572	—	*		*	479,589	13%	423,983	*	—	—	*		*
Partner Group 8	928,830	—	*		*	614,524	12%	314,306	*	—	—	*		*
Partner Group 9	912,304	—	*		*	796,755	13%	115,549	*	—	—	*		*
Partner Group 10	927,208	—	*		*	655,208	14%	272,000	*	—	—	*		*
Partner Group 11	743,247	—	*		*	535,145	15%	208,105	*	—	—	*		*
Partner Group 12	267,071	—	*		*	258,330	14%	8,741	*	—	—	*		*

*	Represents less than 1%.
(1)

GP LLC is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“TPG Group Holdings”), and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership (the “AG Partnerships”). TPG Group Holdings, collectively with the AG Partnerships, hold the Common Units and shares of Class B common stock reflected in this table. TPG Partner Units (which are held by our current and former TPG partners) are exchangeable under certain circumstances for Common Units and shares of Class B common stock held by TPG Group Holdings. Current and former TPG partners who exchange TPG Partner Units for such Common Units in turn have the right, pursuant to the Exchange Agreement, to have their Common Units redeemed by the TPG Operating Group in exchange for cash or, at our election, shares of Class A common stock on a one-for-one basis (or, in certain circumstances, for shares of nonvoting Class A common stock). When a Common Unit is so exchanged, a corresponding Class B Share is automatically cancelled for no additional consideration. Because a redemption election does not result in an entitlement to any of our voting securities, the TPG partners listed in the table would not be deemed to beneficially own the shares of Class A common stock that they could receive in respect of their TPG Partner Units. The shares of Class B common stock held by TPG Group Holdings and the AG Partnerships are reflected within the beneficial ownership of GP LLC and Messrs. Bonderman, Coulter and Winkelried, as described in footnote 4 to this table.

(2)

Represents an individual’s economic interest in the TPG Operating Group by virtue of ownership of shares of Class A common stock and/or TPG Partner Units, which, as described in the preceding footnote, are exchangeable under certain circumstances for Common Units.

(3)

The number of shares of Class A common stock listed for each individual includes shares directly owned by the individual or through an entity controlled by (or that could be deemed to be controlled by) the individual. The number of shares of Class A common stock and the total voting power percentages excludes shares of Class A common stock underlying restricted stock units that are not scheduled to vest within 60 days of the date of this table.

(4)

GP LLC, which is selling in this offering the 16,949 shares of Class A common stock it directly holds, is the sole member of TPG Group Advisors (Cayman), LLC (“Advisors LLC”) and the managing member of TPG Group Holdings (SBS) Advisors, LLC (“SBS Advisors”). Advisors LLC is the sole stockholder of TPG Group Advisors (Cayman), Inc. (“Advisors Inc.”), which is the general partner of TPG Partner Holdings and the managing member of TPG New Holdings, LLC (“New Holdings”). TPG Partner Holdings is a member of New Holdings, which is the sole limited partner of TPG Group Holdings, whose general partner is SBS Advisors and which is selling in this offering the 33,899 shares of Class A common stock it holds. TPG Group Holdings holds 210,947,654 shares of Class B common stock on behalf of its limited partners. All of the directors and executive officers listed in this table are limited partners of TPG Partner Holdings, and as such are indirect limited partners of TPG Group Holdings. GP LLC is owned by entities owned by each of Messrs. Bonderman, Coulter and Winkelried. Each of GP LLC, Advisors LLC, SBS Advisors, Advisors Inc., TPG Partner Holdings, New Holdings, TPG Group Holdings and Messrs. Bonderman, Coulter and Winkelried expressly disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein. Messrs. Bonderman, Coulter and Winkelried share beneficial ownership of the shares beneficially owned by GP LLC.
(5)

Includes shares of Class A common stock directly held by David Bonderman, Bondco, Inc. and DB Holdings I, L.P. Mr. Bonderman has pledged to a financial institution 24.99% of the TPG Partner Units he holds in his capacity as a TPG partner (and not, for the avoidance of doubt, the full number of shares of Class B common stock reflected in the table).

(6)	Includes shares of Class A common stock directly held by James G. Coulter, Coulco, Inc., CFIP III (TPH), LLC and Coulter 2006 Management Trust.
(7)	Includes shares of Class A common stock directly held by Jon Winkelried.
(8)	Includes shares of Class A common stock directly held by Jack Weingart and Weingart Living Trust Dated 5/29/01.
(9)

Includes shares of Class A common stock directly held by Todd Sisitsky, Sisitsky Hagens SODA LLC, 2006 Todd B. Sisitsky and Holly R. Hagens Revocable Trust and The Sisitsky Hagens Family 2018 Non-Grantor CG Trust.

(10)	Includes shares of Class A common stock directly held by Jonathan Coslet, Jonathan J. Coslet & Jeanne L. Rosner Community Property Revocable Trust and Coslet Master Partnership, LP.
(11)	Includes shares of Class A common stock directly held by Kelvin Davis and East Creek Investments, L.P.
(12)	Includes shares of Class A common stock directly held by Nehal Raj and NJFR LLC.
(13)	Includes shares of Class A common stock directly held by Jeffrey Rhodes and RFT Partners LLC.
(14)	Includes shares of Class A common stock directly held by Ganendran Sarvananthan and Rimau Holdings Limited.
(15)	Includes shares of Class A common stock directly held by Joann Harris and RH2000 Holdings LLC.
(16)	Includes shares of Class A common stock directly held by New TPG GP Advisors, Inc. over which Messrs. Bonderman and Coulter share beneficial ownership.
(17)	Includes shares of Class A common stock directly held by an investment vehicle of a former TPG partner.
(18)

Includes shares of Class A common stock directly held by Zelcova Barn 314 LLC and Red Maple Barn 159 Irrevocable Trust (together with Zelcova Bar 314 LLC, the “Barn Vehicles”), a trust and investment vehicle of a current TPG partner.

(19)

Reflects the operation of Article 4.2(a) of our restated certificate of incorporation, which stipulates that “Free Float” (as defined under the rules of FTSE Russell relating to the Russell indices) shares of Class A common stock are entitled to at least 5.1% of the aggregate voting power (the “Free Float Threshold”). If on any record date the votes entitled to be cast by Free Float shares of Class A common stock do not equal 5.1% of the aggregate voting power, the voting power of the shares of Class B common stock will be reduced proportionately until the Free Float Threshold is met. Absent the application of Article 4.2(a), the total voting power of the beneficial owner would equal approximately 97%.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax consequences of the ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with non-U.S., state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

You should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined herein) below under “—Additional Withholding Requirements.” However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding and additional withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

In a situation in the first bullet point or the third bullet point immediately above, a non-U.S. holder will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

UNDERWRITING

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as the underwriters of this offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from the selling stockholders, shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
J.P. Morgan Securities LLC	13,197,878
Morgan Stanley & Co. LLC	2,329,037

Total	15,526,915

The underwriters are committed to purchase all of the shares of Class A common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters are purchasing the shares of Class A common stock from the selling stockholders at $41.64 per share (representing $646,540,741 aggregate proceeds to the selling stockholders). The underwriters may offer the shares of Class A common stock from time to time for sale in one or more transactions on NASDAQ, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriters may effect such transactions by selling shares of Class A common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of shares of Class A common stock for whom it may act as agents or to whom it may sell as principal. The difference between the price at which the underwriters purchase shares and the price at which the underwriters resell such shares may be deemed underwriting compensation.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal, advisory and accounting expenses to be approximately $5.5 million. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering in an amount not to exceed $4.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA for up to $25,000.

A prospectus supplement in electronic format may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus supplement, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including:

(i)

the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement;

(ii)

grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) pursuant to our Omnibus Plan;

(iii)	our filing of any registration statement on Form S-8 or a successor form thereto relating to securities granted or to be granted pursuant to our Omnibus Plan; and

(iv)	the issuance by us of Class B common stock and the issuance of Common Units to the extent required pursuant to the anti-dilution provisions of the TPG Operating Group Limited Partnership Agreements.

The selling stockholders and our directors and executive officers (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 90 days after the date of this prospectus supplement (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, any Common Units, or any securities convertible into, or exercisable or exchangeable for, our common stock or Common Units (including, without limitation, common stock, Common Units or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to:

(i) transfers as a bona fide gift or gifts, or for bona fide estate planning purposes; provided that (A) such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form and (B) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period);

(ii) transfers by will or intestacy; provided that (A) such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form and (B) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period referred to above);

(iii) transfers to any immediate family member, or to any trust for the direct or indirect benefit of the lock-up parties or the immediate family of the lock-up parties, or if the lock-up parties is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, or from such trust to the lock-up parties;

provided that (A) such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form and (B) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period referred to above);

(iv) transfers to a partnership, limited liability company or other entity of which the lock-up parties and the immediate family of the lock-up parties are the legal and beneficial owner of all of the outstanding equity securities or similar interests; provided that (A) such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form and (B) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period referred to above);

(v) transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above; provided that (A) such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form and (B) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period referred to above);

(vi) transfers to, if the lock-up parties is a corporation, partnership, limited liability company, trust or other business entity, (x) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up parties, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up parties or affiliates of the lock-up parties (including, for the avoidance of doubt, where the lock-up parties is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (y) as part of a distribution to members, limited partners, affiliates or shareholders of the lock-up parties; provided that (A) such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form and (B) no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period);

(vii) transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement; provided that such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the underwriters a lock-up letter in the agreed form;

(viii) transfers pursuant to an order of a court or regulatory agency having jurisdiction over the lock-up party;

(ix) transfers to the Company or its affiliates from an employee or service provider of the Company upon death, disability or termination of employment, in each case, of such employee or service provider;

(x) transfers as part of a sale of the lock-up parties’ lock-up securities acquired in open market transactions on or after the closing date of this offering; provided that no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period);

(xi) transfers to the Company or its affiliates in connection with the vesting, settlement, or exercise of restricted stock units, restricted stock, performance restricted stock units, performance restricted stock, phantom stock, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, restricted stock, performance restricted stock units, performance restricted stock, phantom stock, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, restricted stock, performance restricted stock units, performance restricted stock, phantom stock, options, warrants or rights are held by the lock-up parties pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this registration statement and prospectus supplement; provided that no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period);

(xii) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s capital stock involving a Change of Control (as defined below) of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of Affiliated persons, of shares of capital stock if, after such transfer, such person or group of Affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up parties’ lock-up securities shall remain subject to the provisions of the lock-up agreement;

(xiii) transfers to the Company or any of its affiliates upon exercise of the Company’s right to repurchase or reacquire the lock-up parties’ common stock pursuant to agreements disclosed in this prospectus supplement and in effect on the date of the consummation of the public offering, or as permitted under the Exchange Agreement, including in connection with exchanges qualifying under Section 351 of the Code, provided that any such shares of common stock received upon such exchange shall remain subject to the provisions of the lock-up agreement and provided further that, to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up parties or the Company regarding the transfer, conversion, reclassification, redemption or exchange, as applicable, such announcement or filing shall include a statement explaining the circumstances of such transfer, or that such transfer, conversion, reclassification, redemption or exchange, occurred pursuant to the terms of the Exchange Agreement, as applicable, and no transfer of the shares of common stock or other securities received upon exchange may be made during the restricted period other than as may be permitted by the lock-up agreement;

(xiv) restructuring or modifying the terms of any existing pledge of lock-up securities, and facilitating any transfer upon foreclosure upon such lock-up securities, provided, that the lock-up parties or the Company, as the case may be, shall provide J.P. Morgan Securities LLC prior written notice informing them of any public filing, report or announcement with respect to such restructure, modification or foreclosure;

(xv) exercising options, settling restricted stock units, restricted stock, performance restricted stock units, performance restricted stock, phantom stock, or other equity awards or exercise warrants outstanding as of the date granted pursuant to plans described in this registration statement and prospectus supplement; provided that any lock-up securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, including the terms of section (a)(xi) of the lock-up agreement;

(xvi) converting outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of common stock or Common Units or warrants to acquire shares of common stock or Common Units; provided that any such shares of common stock or warrants received upon such conversion shall be subject to the terms of the lock-up agreement;

(xvii) establishing trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of lock-up securities; provided that (1) such plans do not provide for the transfer of lock-up securities during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made by or on behalf of the lock-up parties or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of lock-up securities may be made under such plan during the restricted period;

(xviii) transferring shares of common stock in a transaction effectuated pursuant to a trading plan under Rule 10b5-1 that has been entered into by the lock-up parties prior to the date of lock-up agreement; provided that (1) such trading plan under Rule 10b5-1 will not be amended or otherwise modified to increase shares scheduled for sale thereunder during the restricted period and (ii) any public announcement or filings under the Exchange Act made in connection with this section shall include an explanatory footnote stating the nature of the transfer; and

(xix) the transfer of the lock-up parties’ lock-up securities pursuant to the underwriting agreement.

J.P. Morgan Securities LLC, in its sole discretion, may release the shares of Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on NASDAQ under the symbol “TPG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering (a “naked” short), and purchasing shares of common stock on the open market to cover positions created by short sales. The underwriters must close out any naked short position by purchasing shares in the open market.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, it may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their its customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We expect that delivery of the shares will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the third business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such shares more than two business days prior to the scheduled settlement date, by virtue of the fact that the shares initially settle in T+3, will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of such shares who wish to trade shares prior to such date should consult their advisors.

TPG Capital BD, LLC (“TPG BD”), an affiliate of ours, has acted as a financial advisor to us in connection with this offering and will be receiving a fee, net of expenses, of $3.0 million. TPG BD is not acting as, but may be deemed to be, an underwriter in this offering.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the EEA (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the EU Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation) subject to obtaining the prior consent of the underwriters for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall require us, the selling stockholders or any underwriters to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with the underwriters and their affiliates and us that:

a)	it is a qualified investor within the meaning of the EU Prospectus Regulation; and

b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the EU Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the EU Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the EU Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the EU Prospectus Regulation as having been made to such persons.

We, the selling stockholders, the underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in this offering.

Notice to Prospective Investors in the U.K.

No shares have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the shares which has been approved by the FCA in accordance with the UK Prospectus Regulation (as defined below), except that it may make an offer to the public in the U.K. of any shares at any time under the following exemptions under the UK Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation.

provided that no such offer of the shares shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the U.K., the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus supplement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of U.K. law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, Section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Ordinance”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law; or

d)	as specified in Section 276(7) of the SFA.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, will pass upon the validity of the Class A common stock offered by this prospectus supplement. Certain other matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements of TPG Inc. as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this prospectus supplement, and the effectiveness of TPG Inc.’s internal control over financial reporting as of December 31, 2023, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The audited consolidated financial statements of AG Partner Investments, L.P. included in Exhibit 99.2 of TPG’s Current Report on Form 8-K dated November 2, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

TPG Inc.

Class A Common Stock

This prospectus solely covers the resale by selling stockholders of shares of Class A common stock, par value $0.001 per share (the “Class A common stock”), of TPG Inc. The selling stockholders, who will be named in a prospectus supplement, may offer and sell shares of Class A common stock from time to time, together or separately, in amounts, at prices and on terms that will be determined at the time of any such offering.

This prospectus describes the general manner in which these securities may be offered and sold. Each time any of the selling stockholders offer and sell shares of our Class A common stock, such selling stockholders will provide the specific terms of any offering of these securities in a prospectus supplement or free writing prospectus. The applicable prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. You should carefully read this prospectus and any applicable prospectus supplement and free writing prospectus we or the selling stockholders may provide to you, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, before you invest.

This prospectus may not be used to offer and sell shares of our Class A common stock unless accompanied by a prospectus supplement or a free writing prospectus.

The selling stockholders may sell any of these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. The selling stockholders reserve the sole right to accept, and any selling stockholder and any agents, dealers, underwriters reserve the right to reject, in whole or in part, any proposed purchase of these securities. The applicable prospectus supplement or free writing prospectus will set forth the names of the agents, dealers or underwriters, any applicable commissions or discounts payable to them and the specific terms of the plan of distribution. The names of the selling stockholders will be set forth in the applicable prospectus supplement or free writing prospectus.

We will not receive any proceeds from the sale of the shares of Class A common stock by any selling stockholders. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information.

Our Class A common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “TPG.” On February 23, 2024, the last sale price of our Class A common stock as reported on NASDAQ was $42.82 per share.

Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and information described under the headings “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 5, in any accompanying prospectus supplement and in the documents we have incorporated by reference herein and therein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 26, 2024.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act, as amended (the “Securities Act”). Under this automatic shelf registration statement, certain selling stockholders may offer, at any time and from time to time, in one or more offerings, shares of Class A common stock described in this prospectus and the applicable prospectus supplement in amounts, at prices and on other terms to be determined at the time of the offering.

This prospectus is not complete and does not contain all of the information that you should consider before making an investment in our Class A common stock described in this prospectus. This prospectus provides you with a general description of our Class A common stock the selling stockholders may offer. To the extent required by applicable law, each time the selling stockholders sell shares of Class A common stock, the selling stockholders will provide you with this prospectus and, to the extent required, a prospectus supplement that will contain more information about the specific terms of the offering. A supplement to this prospectus or a free writing prospectus may also add to, update or change the information contained or incorporated by reference in this prospectus. To the extent that any statement made in an accompanying prospectus supplement or free writing prospectus is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the accompanying prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read this prospectus, any applicable prospectus supplement, if any, and any related free writing prospectus, together with the additional information that is incorporated or deemed incorporated by reference in this prospectus as described under “Where You Can Find More Information; Incorporation of Certain Documents by Reference” before making an investment decision. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference, as exhibits to the registration statement of which this prospectus is a part.

In considering the performance information included in or incorporated by reference in this prospectus relating to our funds, you should bear in mind that the performance of our funds is not indicative of the possible performance of our Class A common stock and is also not necessarily indicative of the future results of our funds, even if fund investments were in fact liquidated on the dates indicated, and there can be no assurance that our funds will continue to achieve, or that future funds will achieve, comparable results. In addition, an investment in our Class A common stock is not an investment in any of the TPG funds, and the assets and revenues of our funds are not directly available to us. This prospectus relates solely to the Class A common stock that the selling stockholders may offer from time to time.

Unless the context requires otherwise, references to “our Company,” “we,” “us,” “our” and “TPG” refer to TPG Inc. and its direct and indirect subsidiaries on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access our reports, proxy statements and other information regarding us.

We are incorporating by reference into this prospectus certain information that we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The documents incorporated by reference are considered part of this prospectus. This prospectus incorporates by reference the following (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act of 1934, as amended (the “Exchange Act”)):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 23, 2024 (our “Annual Report”);

•	our Current Reports on Form 8-K, filed with the SEC on November 2, 2023 and February 26, 2024; and

•	the description of our securities contained in Exhibit 4.1 to our Annual Report, and any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

Attention: Investor Relations Department

Telephone: 817-871-4044

investorrelations@tpg.com

We maintain an internet site at https://www.tpg.com. Our SEC filings are also available free of charge at our website. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus or in our other documents that are incorporated by reference herein, that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, estimated operational metrics, business strategy and plans and objectives of management for future operations, including, among other things, statements regarding the expected growth, future capital expenditures, fund performance, dividends and dividend policy and debt service obligations.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the inability to recognize the anticipated benefits of the acquisition of Angelo, Gordon & Co., L.P., AG Funds L.P., AG Partners, L.P., AG Partner Investments, L.P. and AG GP, LLC (collectively “Angelo Gordon”); purchase price adjustments; unexpected costs related to the integration of the Angelo Gordon business and operations; our ability to manage growth and execute our business plan and regional, national or global political, economic, business, competitive, market and regulatory conditions, including, but not limited to, those described in our Annual Report, as such factors may be updated from time to time in our quarterly reports on Form 10-Q.

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are incorporated by reference herein. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

THE COMPANY

TPG Inc. is a leading global alternative asset management firm, founded in San Francisco in 1992, with $221.6 billion of assets under management and investment and operational teams around the world. The Company invests across a broadly diversified set of strategies, including private equity, impact, credit, real estate and market solutions, and our unique strategy is driven by collaboration, innovation and inclusion. Our teams combine deep product and sector experience with broad capabilities and expertise to develop differentiated insights and add value for our fund investors, portfolio companies, management teams and communities.

TPG Inc. is a Delaware corporation. Our shares of Class A common stock are listed on NASDAQ under the symbol “TPG.” Our principal executive offices are located at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, and our telephone number is (817) 871-4000. Our corporate website address is www.tpg.com. Our website and the information contained on, or that can be accessed through, this website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your investment decision.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully review the risk factors and other cautionary statements, including those described under the section entitled “Risk Factors” in our Annual Report which is incorporated by reference in this prospectus, or any similar caption in the documents that we subsequently file with the SEC that are deemed to be incorporated by reference in this prospectus, and the risk factors and other information contained in the applicable prospectus supplement or free writing prospectus. The risks and uncertainties in the documents referred to above, as well as other matters discussed in those documents, could materially and adversely affect our business, financial condition, liquidity and results of operations and the market price of the Class A common stock. Moreover, the risks and uncertainties discussed in the foregoing documents are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of the Class A common stock could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks to our business.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Class A common stock by any selling stockholders. All of the shares of our Class A common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders. We have agreed to pay certain expenses in connection with the registration of Class A common stock being offered by the selling stockholders.

SELLING STOCKHOLDERS

Information regarding the identities of any selling stockholders, any material relationships the selling stockholders have had within the past three years with the Company, the beneficial ownership of our Class A common stock by the selling stockholders, the number of shares to be offered by the selling stockholders and the percentage to be owned by the selling stockholders after completion of the applicable offering will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by (i) the provisions of our certificate of incorporation and our amended and restated bylaws (our “bylaws”), each of which have been filed as exhibits to the registration statement of which this prospectus is a part, and (ii) certain provisions of Delaware law. For more information on how you can obtain our restated certificate of incorporation and amended and restated bylaws, see “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

Our authorized capital stock consists of 2,240,000,000 shares of Class A common stock, 100,000,000 shares of nonvoting Class A common stock, 750,000,000 shares of Class B common stock and 25,000,000 shares of Preferred Stock.

Common Stock

Class A Common Stock

Voting. Subject to any proportionate adjustment of voting power of the Class A common stock related to the Class A Free Float, generally holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have the ability to cumulate votes for the election of directors. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. The “Class A Free Float” includes shares of Class A common stock issued and outstanding as adjusted to include only those shares that the Company determines are free float, consistent with the index policy, methodology, or guidance, whether written or oral, of the FTSE Russell and any related or successor entities.

Dividends. Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors or, until the Sunset, our Executive Committee, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of our Class A common stock and nonvoting Class A common stock will be entitled to receive pro rata our remaining assets available for distribution, subject to the limited rights of our Class B common stock as described below.

No Preemptive Rights. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our certificate of incorporation, bylaws and Delaware law. We are obligated to issue shares of Class A common stock or nonvoting Class A common stock (subject to the transfer and exchange restrictions set forth in the TPG Operating Group Limited Partnership Agreement and the Investor Rights Agreement) to holders who, upon our applicable affiliate’s election, exchange their Common Units for shares of our Class A common stock on a one-for-one basis (unless we do not elect, in which case, such exchange will be satisfied for cash from a substantially concurrent primary equity offering). Additionally, in the event of a redemption request by a holder of the Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent primary equity offering (based on the closing price per share of the Class A common stock on the day before the pricing of such primary equity offering (taking into account customary brokerage commissions or underwriting discounts actually incurred)), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. When a Common Unit is exchanged for a share of our Class A common stock, a corresponding share of our Class B common stock will be automatically cancelled for no additional consideration.

Nonvoting Class A Common Stock

Voting. Holders of shares of nonvoting Class A common stock have no voting rights in respect of such shares other than those voting rights required by law. Nonvoting Class A common stock has the same rights and privileges as, and ranks equally and share ratably with, and is identical in all respects to the Class A common stock, except with respect to voting.

Dividends. Holders of our nonvoting Class A common stock are entitled to receive dividends when and if declared by our board of directors or, until the Sunset, our Executive Committee, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of our Class A common stock and nonvoting Class A common stock will be entitled to receive pro rata our remaining assets available for distribution, subject to the limited rights of the Class B common stock as described below.

No Preemptive Rights. Holders of our nonvoting Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Nonvoting Class A Common Stock. We may issue additional shares of nonvoting Class A common stock from time to time, subject to applicable provisions of our certificate of incorporation, bylaws and Delaware law.

Conversion. The nonvoting Class A common stock will not be convertible to Class A common stock until such time as they are transferred to a third party as and when permitted by the Investor Rights Agreement.

Class B Common Stock

Voting. Holders of our Class B common stock are generally entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders prior to the Sunset; provided that, prior to the Sunset, in the event that the voting power of the Class A Free Float does not equal at least 5.1% of the aggregate voting power of all outstanding Class A common stock and Class B common stock voting together as of any record date for a vote of stockholders, the voting power of the Class B common stock will be reduced proportionately until the voting power of the Class A Free Float is at least 5.1% of the total number of votes entitled to be cast by the holders of all shares of capital stock entitled to vote.

Holders of our voting Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividends. Holders of the Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of our Class B common stock shall be entitled to $0.001 per share. In connection with an exchange of a Common Unit for Class A common stock, the corresponding share of our Class B common stock will be automatically cancelled for no additional consideration.

No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription or conversion rights. The Class B common stock is subject to redemption upon an exchange of a Common Unit for a share of Class A common stock.

Issuance of Additional Class B Common Stock.

Pursuant to our certificate of incorporation, we will issue a number of shares of Class B common stock equal to the aggregate number of Common Units issued by the TPG Operating Group to such holder of Common Units, for no additional consideration.

If any outstanding share of Class B common stock shall cease to be held by a holder of a Common Unit, such share shall automatically be transferred to us, shall no longer be outstanding, and all rights with respect to such share shall automatically cease and terminate.

Additional shares of Class B Common Stock may also be issued in connection with a stock split, stock dividend, reclassification or similar transaction.

Coordination with the TPG Operating Group

At any time we issue a share of Class A common stock for cash, (i) the net proceeds received by us will be promptly transferred to the TPG Operating Group, and the TPG Operating Group will issue to us a Common Unit, or (ii) we will acquire a Common Unit from an existing holder. If at any time we issue a share of Class A common stock pursuant to our equity plan or otherwise, we will contribute to the TPG Operating Group all of the proceeds that we receive (if any) and the TPG Operating Group will issue to us an equal number of its Common Units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If at any time we issue a share of our Class A common stock upon an exchange of a Common Unit, we will retain such Common Unit. In the event that we issue other classes or series of our equity securities, the TPG Operating Group will issue to us an equal amount of equity securities of the TPG Operating Group with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we retire any shares of our Class A common stock (or our equity securities of other classes or series) for cash, the TPG Operating Group will, immediately prior to such retirement, redeem an equal number of Common Units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are retired. In addition, Common Units, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. Lastly, holders of Common Units will be subject to certain restrictions on transfer as set forth in the Investor Rights Agreement and the TPG Operating Group Limited Partnership Agreement.

Preferred Stock

Our board of directors has the authority to issue Preferred Stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, the right to elect directors, terms of redemption, any sinking fund for the redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, or the designation of the class or series, without the approval of our stockholders, subject to the consent of our Founders.

The authority of our board of directors to issue Preferred Stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or Preferred Stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

These provisions are primarily designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit certain of our stockholders.

These provisions include:

Super Voting Stock. The Class A common stock and Class B common stock will vote together on all matters on which stockholders are entitled to vote, except as set forth in our certificate of incorporation or required by applicable law. However, prior to the Sunset, the Class B common stock are entitled to ten votes per share and the Class A common stock generally are entitled to one vote per share. Consequently, the holders of our Class B common stock will generally control matters brought to stockholders for a vote, including the election of directors.

Board Structure. Our certificate of incorporation and bylaws provide for one class of directors each of whom will serve for one-year terms with annual elections, subject to the terms specified in the GP LLC LLCA. Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of one year and shall serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal, subject to the terms of the GP LLC LLCA, which provides that (i) each of our Founders and Mr. Winkelried will be re-elected by the Control Group at each annual meeting of stockholders until the Sunset, (ii) each of our management directors will be elected by the Control Group for at least two consecutive terms and (iii) each of our independent directors will be re-elected by the Control Group at each annual meeting of stockholders (unless removed by a majority of the Control Group for cause) until the expansion of the Control Group to five members, at which point the independent directors will be eligible for re-election by a majority of the members of the Control Group until the Sunset. Prior to the Sunset, vacancies occurring on the board of directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, if any, shall be filled by the Control Group. Prior to the Sunset, the Control Group has the sole ability to elect the members of our board of directors.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that prior to the Sunset, stockholders may act by written consent instead of a meeting for any action required or permitted to be taken by the stockholders at a duly called annual or special meeting of stockholders, subject to the rights of any holders of Preferred Stock. In addition, our certificate of incorporation and bylaws provide that special meetings of stockholders may be called at any time, but only by the board of directors or any of the non-executive chairman, executive chairman or CEO.

Election and Removal of Directors. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

Subject to any preferred designation, and to the limitations and requirements set forth in the GP LLC LLCA, our directors may be removed with or without cause, but only upon the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, any certificate of designation pursuant to which a particular series of Preferred Stock is issued may provide holders of that series of Preferred Stock with the right to elect additional directors. Pursuant to the GP LLC LLCA, the management directors cannot be removed without cause prior to the end of two consecutive one-year terms.

Authorized but Unissued Shares. The authorized but unissued shares of common stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of NASDAQ. The existence of authorized but unissued and unreserved common stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred Stock” and “—Authorized but Unissued Capital Stock” above.

Business Combinations with Interested Stockholders. In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

We elected in our certificate of incorporation that we are not subject to Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that GP LLC, affiliates of GP LLC, and their respective direct and indirect permitted transferees (other than TPG or any of our direct and indirect subsidiaries) are not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions.

Corporate Opportunities. Our certificate of incorporation provides that we have waived certain corporate opportunities as identified in the GP LLC LLCA, such that GP LLC and the other persons specified therein shall not be liable to TPG, our affiliates or our stockholders for breach of any fiduciary duty as a stockholder or director of TPG from pursuit of such opportunities.

Advance Notice Provisions. Our bylaws require stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a proposal submitted under Rule 14a-8 under the Exchange Act, which must be submitted in accordance with such rule), to provide timely notice in writing. A stockholder’s notice to our corporate secretary must be in proper written form and must set forth certain information, as required under our bylaws, related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to the board of directors.

Exclusive forum. Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, The Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on The Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Our certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Additionally, our certificate of incorporation also provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder; accordingly, we cannot be certain that a court would enforce such provision. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our certificate of incorporation. In any case, stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations promulgated thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

In addition, certain provisions of the Investor Rights Agreement could have the effect of deterring or facilitating a control transaction.

Limitations on Liability and Indemnification of Officers and Directors

Our bylaws provide indemnification for our directors and officers to the fullest extent permitted by Delaware law, subject to certain exceptions contained in our bylaws. We have entered into indemnification agreements with each of our directors and officers (as defined under Rule 16a-1(f) under the Exchange Act) that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our certificate of incorporation and bylaws include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC.

Listing

Our Class A common stock is listed on NASDAQ under the symbol “TPG”.

PLAN OF DISTRIBUTION

The selling stockholders may sell the Class A common stock offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through one or more agents, including in an “at the market” offering within the meaning of Rule 415(a)(4) under the Securities Act;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

In addition, the manner in which the selling stockholders may sell some or all of the Class A common stock covered by this prospectus includes any method permitted by law, including, without limitation, through:

•	“at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange of otherwise;

•	block trades in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

The selling stockholders may also enter into hedging transactions. For example, the selling stockholders may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the Class A common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of Class A common stock received from selling stockholders to close out its short positions;

•	sell Class A common stock short and re-deliver such shares to close out the short positions;

•

enter into options or other types of transactions that require the selling stockholders to deliver Class A common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the Class A common stock under this prospectus; or

•

loan or pledge the Class A common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

The Class A common stock covered by this prospectus may be sold:

•	on a national securities exchange;

•	in the over-the-counter market; or

•	in transactions otherwise than on an exchange or in the over-the-counter market, or in combination.

In addition, the selling stockholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from the selling stockholders or others to settle such sales and may use securities received from selling stockholders to close out any related short positions. The selling stockholders may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be. The third party in such sale transactions may be an underwriter and will be named in the applicable prospectus supplement (or a post-effective amendment) to the extent required.

A prospectus supplement with respect to each offering of Class A common stock will state the terms of the offering of the Class A common stock, including:

•	the name or names of any underwriters or agents and the amounts of Class A common stock underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the Class A common stock and the net proceeds to be received by the selling stockholders from the sale;

•	any delayed delivery arrangements;

•	the method of distribution;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the Class A common stock described in this prospectus by the selling stockholders, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, will pass upon the validity of the Class A common stock offered by this prospectus. Certain other matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of TPG Inc. incorporated by reference in this prospectus and the effectiveness of TPG Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

The audited consolidated financial statements of AG Partner Investments, L.P. included in Exhibit 99.2 of TPG Inc.’s Current Report on Form 8-K dated November 2, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

15,526,915 Shares of Class A Common Stock

Prospectus Supplement

J.P. Morgan   Morgan Stanley

February 26, 2024